

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Shannon Ghia
Director, President and Chief Executive Officer
iShares Ethereum Trust
c/o iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105

Re: iShares Ethereum Trust
Amendment No. 2 to Registration Statement on Form S-1
Filed June 21, 2024
File No. 333-275583

Dear Shannon Ghia:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your response to prior comment 2. Please update your EDGAR header tags to show "Type of Payment" as "2."

The Offering, page 6

2. We note your response to prior comment 5 and your statements on pages 16 and 101 that "JSCT, LLC" is an Authorized Participant. Revise to state, if true, that Jane Street Capital, LLC is an Authorized Participant. Also disclose whether and to what extent there will be any contractual obligations on the part of the Ether Trading Counterparties to participate in cash orders for creations or redemptions.

<u>Due to the unregulated nature and lack of transparency, page 37</u>

3. We note the use of the term "unregulated" when referring to certain crypto asset trading platforms. Please revise to qualify your use of this term by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying.

<u>Digital asset markets in the United States exist in a state of regulatory uncertainty, page 60</u>

4. Please remove the first three sentences in the second paragraph on page 61 as the disclosure lacks the appropriate context for the referenced statements.

<u>Limits on Ether Supply, page 82</u>

5. You state here that as of March 31, 2024, approximately 120 million ether were outstanding. You also include disclosure elsewhere in the prospectus as of March 31, 2024. Please revise to update this information as of June 30, 2024, or the most recent practicable date.

 Please contact Michelle Miller at 202-551-3368 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Crypto Assets

cc: Clifford Cone